UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the lease of the LNG Regasification Terminal

—

Rio de Janeiro, December 9, 2019 – Petróleo Brasileiro S.A. – Petrobras, in accordance with the commitments made through the Agreement, signed with the Administrative Council for Economic Defense (CADE), on July 8, 2019, informs that it is starting the process of leasing the LNG Regasification Terminal of Bahia (TR-BA), at Salvador/BA, and its integrated pipeline.

Thus, the company begins today the prequalification procedure of the candidates, aiming to qualify companies that express interest in participating in the bidding process, respecting the conditions presented in the Call for Prequalification, available on the Petrobras website (http://www.petrobras.com.br/en/business-channels/).

The process will follow the acts and rites provided for in Federal Law 13,303/2016 (State-Owned Companies Law).

The leasing is in line with the company's strategy of improving its capital allocation and building a favorable environment for new investors to enter the natural gas sector.

About the Asset

The TR-BA consists of an inshore terminal with all the required facilities for mooring a Floating Storage and Regasification Unit (FSRU) Vessel and an LNG Supply Vessel in a side-by-side configuration. The maximum regasification flow rate of TR-BA is 20 million m³/day (@ 1 atm and 20 ° C).

The integrated pipeline is 45 km long and 28 inches in diameter and connects TR-BA to two delivery points, São Francisco do Conde Pressure Reducing Station and São Sebastião do Passé Flow Control Station.

The FSRU is not part of the TR-BA lease process.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer